SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32066; 812-14514]

Türkiye Sinai Kalkinma Bankasi A.Ş.; Notice of Application

April 6, 2016

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from all provisions of the Act.

Applicant: Türkiye Sinai Kalkinma Bankasi A.Ş. ("Applicant").

Summary of Application: Applicant, a banking institution organized as a public joint stock

company of unlimited duration under the laws of the Republic of Turkey ("Turkey")

requests an order exempting it from all provisions of the Act in connection with the offer

and sale of its debt securities in the United States.

Filing Dates: The application was filed on July 14, 2015, and amended on November 25,

2015 and March 14, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 pm on May 2,

2016, and should be accompanied by proof of service on applicant, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature

of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, Meclis-i Mebusan Caddesi No. 81

34427 Fındıklı, Istanbul, Turkey.

For Further Information Contact: Elizabeth G. Miller, Senior Counsel, at (202) 551-8707,

or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's Web site by searching for the

file number, or applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a banking institution organized as a public joint stock company of

unlimited duration under the laws of Turkey. Applicant was established on May 31, 1950

as a "Development and Investment Bank" in accordance with Turkish Banking Law, No.

5411. As mandated by Turkish law, Applicant's principal activity is promotion of Turkish

economic development through providing long-term funding for domestic and

international investment by Turkish companies, primarily through loans denominated in

foreign currencies. The Applicant's mandate as a "Development and Investment Bank" is

to extend medium- to long-term financing to business enterprises, to assist domestic and

foreign capital owners to finance the development of new businesses in Turkey, and to

contribute to improvements in Turkish capital markets. A majority of Applicant's assets,

together with its consolidated financial subsidiaries (the "Group"), currently consist of

loans and leasing receivables net of allowance for possible losses and a securities portfolio (of which 91.7% constituted Turkish government securities). Since such securities and loans could be considered "investment securities" within the meaning of section 3(a)(1)(C) of the Act, Applicant may be considered an investment company, and it requests an exemption from all provisions of the Act.

2. As a Turkish development and industrial bank, Applicant (i) supports private sector, productive investments in the Turkish industrial and service sectors; (ii) assists with the financing and development of new businesses in Turkey; and (iii) contributes to the improvement of Turkish capital markets. Applicant may engage, *inter alia*, in the following activities in pursuit of its development banking activities: (i) provision of short-, medium- and long-term loan financing against pledges, mortgages, or other security by way of open credits; financing of existing and new industrial enterprises; (iii) performance of capital market or money market transactions in Turkey and abroad in cooperation with national or international institutions; (iv) financial leasing transactions and other similar financial transactions and issuance of guarantees; and (v) acceptance, establishment, and termination of mortgages. Applicant is authorized to engage in the following standard commercial and investment banking activities: (i) "Activities of banks (including participation banks, saving banks, credit unions, *etc.*; except central banks and investment banks)"; (ii) "Investment banking activities"; (iii) "Activities for security incomes on own account (dividends, bank interest, participation earnings, remuneration, *etc.*"; (iv) "Finance leasing"; (v) "Fund management activities bas[ed] on a fee or contract basis (portfolio management, mutual fund management, pension fund management, *etc.*)"; and (vi) "Activities auxiliary to investment banking (mergers and acquisitions activities, business financing and venture capital financing activities, *etc.*)."

3.   As of December 31, 2015, Applicant is privately controlled, with 50.3% of its shares held directly or indirectly by Türkiye İş Bankası A.Ş. Group and 8.4% by Türkiye Vakıflar Bankası T.A.O. As of the same date, 39.3% of Applicant's shares were publicly traded on the Borsa İstanbul A.Ş. ("BIST") (of which 59.3% were held by foreign investors), with the remaining shares owned by various other institutional investors. A significant portion of the Group's obligations is subject to a guarantee by the Turkish Treasury.

4.   Applicant is subject to a regulatory regime substantially equivalent to that of commercial banks in Turkey, including oversight and supervision by the Turkish Banking Regulation and Supervision Agency (the "BRSA"), the Central Bank of Turkey (the "Central Bank"), the Capital Markets Board of Turkey, the BIST, the Turkish Banks Association, and the Financial Crimes Investigation Board, including a full range of banking, competition, antitrust, anti-money laundering, sanctions and other laws and regulations designed to maintain the safety and financial soundness of Turkish banks, ensure their compliance with economic and other obligations, and limit their exposure to risk. Applicant is subject to extensive oversight, supervision, and regulation by the Turkish government on the same terms as other large commercial banks, including in accordance with the Basel III framework and international capital and liquidity standards. The Turkish Treasury guarantees a significant portion of Applicant's long-term funding from development financial institutions and appoints a representative to Applicant's Board of Directors. Applicant's Board of Directors and management have implemented comprehensive policies and procedures governing Applicant's banking operations.

5.   As described more fully in the application, while Applicant performs many of the same functions as Turkish commercial banks and is subject to extensive supervision and regulation by the Turkish government, Applicant is prohibited from accepting deposits from the public. The scope of Applicant's operations is more limited than that of Turkish commercial banks owing to its specific objectives as a development and investment bank.

6.   Development financial institutions ("DFIs") are Applicant's primary source of funding; however, as DFI funding is typically received in the form of "tied loans" limited to a specific purpose or sector within Turkey, Applicant plans to offer and sell debt securities to supplement its funding base. Accordingly, Applicant proposes to issue and sell its debt securities in the United States from time to time, including under its Global Medium Term Note Program. Applicant intends to use the proceeds of any such sale of securities as an additional source of funding for its general purposes and in connection with its development and investment banking mandate. The proceeds of any such sale of debt securities will be used by Applicant as an additional source of funding for its general corporate purposes and in connection with its development and investment banking mandate. Specifically, Applicant intends to use any such debt security funding to extend loans to public-private partnerships and other socially responsible investment projects, including health, education, and renewable energy projects, that are ineligible for DFI tied loan funding.

Applicant's Legal Analysis

1.   Section 3(a)(1)(C) of the Act defines an "investment company" to include any issuer engaged in the business of investing, reinvesting, owning, holding or trading in securities, and that owns or proposes to acquire investment securities having a value

exceeding 40% of the issuer's total assets. Section 3(a)(2) of the Act defines "investment

securities" to include all securities except Government securities, securities issued by

employees' securities companies, and securities issued by majority-owned subsidiaries of

the owner which (a) are not investment companies, and (b) are not relying on the

exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the

Act.

2.   Applicant states that as of December 31, 2015, the Group had total assets of

TL21.4 billion, of which loans and leasing receivables net of allowance for possible losses

accounted for 63.8% and the Group's securities portfolio for 18.0% (of which 91.7%

constituted Turkish government securities). Such loans and securities could be construed

as "investment securities" within the meaning of Section 3(a)(1)(C) of the Act, thus

potentially rendering Applicant a *prima facie* "investment company." As a result,

Applicant states that it could be deemed to be an "investment company" under section

3(a)(1)(C) of the Act.

3.   Section 6(c) of the Act provides, in relevant part, that the Commission, by

order upon application, may conditionally or unconditionally exempt any person, security,

or transaction from any provision of the Act, if and to the extent necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act.

4.   Rule 3a-6 under the Act excludes foreign banks from the definition of an

investment company under the Act. A "foreign bank" is defined in the rule to include a

banking institution "engaged substantially in commercial banking activity" which in turn is

defined to include "extending commercial and other types of credit, and accepting demand

and other types of deposits." Applicant represents that it is the functional equivalent of a "foreign bank" insofar as it (i) offers financial services and issues financial products similar to those offered and issued by other Turkish commercial banks and (ii) is subject to extensive oversight, supervision, and regulation as a bank by the Turkish government. However, by Turkish law, Applicant is prohibited from accepting deposits. Therefore, Applicant states that there is uncertainty as to whether the Rule 3a-6 exemption would be deemed to apply.

5.   Applicant also believes that the rationale of Congress and the Commission in promulgating rules under the Act in exempting foreign financial institutions applies to Applicant. Applicant represents that it is subject to extensive oversight, supervision and regulation by the Turkish Government to an equivalent extent as applies to Turkish commercial banks. Applicant further represents that it is subject to a more direct form of government oversight and supervision than commercial banks in Turkey owing to representation of the Turkish Treasury on the Applicant's board of Directors and the Turkish government's guarantee of certain of the Group's liabilities. Applicant also represents that the Turkish government guarantees a significant portion of the Group's obligation and the Turkish Treasury appoints a representative to Applicant's Board of Directors. Accordingly, Applicant represents that its operations do not lend themselves to the abuses against which the Act is directed, and states that it believes it satisfies the standards for relief under section 6(c) of the Act.

<u>Applicant's Conditions</u>

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.   In connection with any offering by Applicant of its debt securities in the United States, Applicant will appoint an agent in the United States to accept service of process in any suit, action, or proceeding brought with respect to such debt securities instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York. Applicant will expressly submit to the jurisdiction of New York State and U.S. federal courts sitting in the Borough of Manhattan, The City of New York, New York, with respect to any such suit, action, or proceeding. Applicant also will waive the defense of *forum non conveniens* to the maintenance of any such action or proceeding. Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid. No such submission to jurisdiction or appointment of agent for service of process shall affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over Applicant by virtue of the offer and sale of such securities or otherwise.

2.   Applicant undertakes to provide to any person to which it offers its debt securities in the United States disclosure documents that are at least so comprehensive in their description of Applicant and its business as those which may be used by comparable U.S. issuers in similar U.S. offerings of such securities and that contain the latest available audited annual financial statements (and, if available, reviewed interim financial statements) of the Group. Applicant further undertakes to ensure that any underwriter or

dealer through whom it makes such offers will provide such disclosure documents to each person to whom such offers are made prior to any sale of securities to such offeree. Such documents will be updated promptly to reflect any material change in the Group's financial status and shall be at least as comprehensive as offering memoranda customarily used in similar offerings in the United States. Any offering of Applicant's securities in the United States shall comply with applicable U.S. securities and anti-fraud laws and regulations.

3.   Applicant shall rely upon the order so long as (i) its activities conform in all material respects to the activities described in this Application and (ii) Applicant continues to be regulated by the BRSA, the Central Bank, or other applicable Turkish regulatory authorities as a development and investment bank as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary